MIZATI LUXURY ALLOY WHEELS, INC.
19929 Harrison Avenue
Walnut, CA 91789

August 5, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Chanda DeLong

Re:	Mizati Luxury Alloy Wheels Registration Statement on Form 10 Filed June 5, 2009 File No. 000-53509

Dear Ms. Delong:

Mizati Luxury Alloy Wheels, Inc. (the "Company") hereby respectfully requests the immediate withdrawal of its registration statement on Form 10 (File No. 000-53509), filed with the Securities and Exchange Commission (the "Commission") on June 5, 2009, together with all exhibits thereto (collectively, the "Registration Statement").

If you have any questions regarding this request for withdrawal, please do not hesitate to contact our attorney Kristina Trauger, Esq. of Anslow & Jaclin, LLP at (732) 409-1212.

Very truly yours,

/s/ Hazel Chu